06002972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . . 12.00	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARCHIPELAGO SECURITIES, L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	IL.	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Salvato **312 442 7009**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Securities L.L.C., as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA MENDOZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/01/08

Signature

Financial / Operational Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Archipelago Securities, LLC

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

February 10, 2006

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$15,985,206
Receivables from related parties	3,359,612
Fixed assets, net	159,169
Other assets	1,105,442
Total assets	$20,609,429
Liabilities and Member's equity	
Liabilities:	
Payables to brokers, dealers, exchanges and others	$ 3,683,704
Total liabilities	3,683,704
Member's equity	16,925,725
Total liabilities and Member's equity	$20,609,429

See accompanying notes.

Archipelago Securities, LLC

Statement of Operations

Year ended December 31, 2005

Revenues	
Routing fees	$ 22,527,501
Clearing fees	8,946,805
Interest and other	332,548
Total revenues	31,806,854
Expenses	
Routing charges	20,038,312
Clearance, brokerage and other transaction expenses	3,184,581
Communications	1,426,072
Depreciation and amortization	111,695
General and administrative	122,127
Total expenses	24,882,787
Net income	$ 6,924,067

See accompanying notes.

Archipelago Securities, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2005

Balance at beginning of year	$ 10,001,658
Net income	6,924,067
Balance at end of year	$ 16,925,725

See accompanying notes.

Archipelago Securities, LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 6,924,067
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	111,695
Change in assets and liabilities:	
Increase in operating assets:	
Receivables from related parties	(914,273)
Other assets	(60,803)
Decrease in operating liabilities:	
Payables to brokers, dealers and exchanges	(572,395)
Net cash provided by operating activities	5,488,291
Net increase in cash and cash equivalents	5,488,291
Cash and cash equivalents at beginning of year	10,496,915
Cash and cash equivalents at end of year	$ 15,985,206

Supplemental schedule of cash flow information

There were no cash payments made during the year-ended December 31, 2005 for interest or income taxes.

See accompanying notes.

Archipelago Securities, LLC

Notes to Financial Statements

December 31, 2005

1. Organization and Nature of Operations

Archipelago Securities, LLC ("the Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly-owned subsidiary of Archipelago Holdings, Inc. ("the Parent" or "Member"), a Delaware corporation.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent owns and operates the Archipelago Exchange ("ArcaEx") for trading of equities and the Pacific Exchange ("PCX") for trading of options. The Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the equities market.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Transactions

Revenues and related expenses are accounted for on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of computer hardware and software, furniture and equipment. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years. In May 2005, the Company changed its method of accounting for depreciation from an accelerated to the straight-line basis.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the tax returns of income of the Parent. Accordingly, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the year ended December 31, 2005.

Marketing and Promotion

Certain marketing and advertising costs, which promote the overall Archipelago brand, are paid for by the Parent and are not charged to the Company.

3. Fixed Assets

Fixed assets consist of the following as of December 31, 2005:

Computers and equipment	$ 917,409
Software and other	380,237
	1,297,646
Accumulated depreciation and amortization	(1,138,477)
	$ 159,169

4. Related Party Transactions

The Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from ArcaEx representing 105% of actual routing costs charged by other execution venues. For the year ended December 31, 2005, this fee totaled $22,527,501 of which $1,727,790 was receivable as of December 31, 2005.

In July 2004, the Company began performing clearing services on behalf of affiliates. For the year ended December 31, 2005, the Company charged affiliates $8,946,805 for clearing services of which $664,537 was receivable as of December 31, 2005.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the NASD, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide certain material hardware, software and personnel necessary to facilitate the operation of the Company's operations and to provide certain other corporate and business services. The agreement was effective June 9, 2004 and provides for the Company's expenses to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

As of December 31, 2005, cash and cash equivalents held at affiliated financial institutions amounted to $545,762.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2005, the Company's net capital of $13,062,712 was $12,812,712 in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

Supplemental Information

Archipelago Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2005

Net capital		
Total Member's equity		$16,925,725
Nonallowable assets, deductions and charges:		
Receivables from related parties	$3,359,612	
Fixed assets, net	159,169	
Other assets	35,443	
Total nonallowable assets, deductions and charges		3,554,224
Net capital before haircuts		13,371,501
Haircuts on cash equivalents		(308,789)
Net capital		$13,062,712
Minimum net capital required		$ 250,000
Excess net capital		$12,812,712
Percentage of net capital to aggregate debits		N/A

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Archipelago Securities, LLC

Computation for determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Credit balances

Free credit balances and other credit balances in customers' security accounts	$0
Monies borrowed collateralized by securities carried for the accounts of customers	$0
Monies payable against customers' securities loaned	$0
Customers securities failed to receive	$0
Credit balances in firm accounts which are attributable to principal sales to customers	$0
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	$0
Market value of short securities count differences over 30 calendar days old	$0
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$0
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent of the issuer during the 40 days	$0
Total credits	$0

Archipelago Securities, LLC

Computation for determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission **(continued)**

December 31, 2005

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	$0
Failed to deliver of customers' securities not older than 30 calendar days	$0
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	$0
Total debits	$0

Reserve computation

Excess of total credits over total debits	$0
Excess of total debits over total credits	$0
Required deposit	None

Archipelago Securities, LLC

Information relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$0
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$0
B.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member of
Archipelago Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Archipelago Securities, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

February 10, 2006